August 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Westin Acquisition Corp

Registration Statement on Form S-1

Filed July 23, 2025

File No. 333-288889

Ladies and Gentlemen:

On behalf of our client, Westin Acquisition Corporation (“Westin”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 19, 2025, relating to Westin’s Registration on Form S-1 filed July 23, 2025.

Westin is filing via EDGAR its Registration Statement on Form S-1, which reflects certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Registration Statement on Form S-1 filed July 23, 2025

Cover Page

1. Please disclose whether the closing of this offering is contingent upon Nasdaq approval of your listing application.

Response: We acknowledge the Staff’s comment and advise that the disclosure on the cover page and pages throughout the registration statement has been revised to address the Staff’s comment.

Prospectus Summary, page 1

2. Please revise to highlight your dual-class capital structure within the prospectus summary section, addressing the disparate voting rights of the Class A and Class B ordinary shares.

Response: We acknowledge the Staff’s comment and respectfully advise that there are no disparate voting rights between the Class A and Class B ordinary shares in this transaction. We advise that the disclosure on the cover page has been revised to address the Staff’s comment.

Competitive Strengths, page 2

3. Please disclose the basis for your statement that your management team has significant experience in biotechnology.

Response: We acknowledge the Staff’s comment and advise that the disclosure on pages 3 and 83 has been revised to remove the reference to “biotechnology” to address the Staff’s comment.

Effecting a Business Combination, page 6

4. We note your disclosure that you may seek shareholder approval to amend your amended and restated memorandum and articles of association to extend the date by which you must consummate your initial business combination. Please expand to disclose any limitations on extensions, including the number of times. See Item 1602(b)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise that the disclosure on page 6 and pages throughout the registration statement has been revised to address the Staff’s comment.

Redemption Rights, page 24

5. We note your disclosure here and elsewhere in the registration statement that pursuant to your post-offering amended and restated memorandum and articles of association you are only required to give five days’ notice for each general meeting. Please revise here and elsewhere as applicable to be consistent with the minimum dissemination period required by Exchange Act Rule 14a-6(q).

Response: We acknowledge the Staff’s comment and advise that the disclosure on pages 23 and pages throughout the registration statement has been revised to address the Staff’s comment.

Conflicts of Interest, page 27

6. You state that each of your directors and officers is associated with other entities that have priority and preference relative to Westin Acquisition Corp. Please identify the entities that have these priorities and preferences.

Response: We acknowledge the Staff’s comment and advise that the disclosure on pages 25 and 40 has been revised to address the Staff’s comment.

Dilution, page 84

7. We note your disclosure that your net tangible book value calculations do not reflect any dilution associated with the exercises of rights as the rights are accounted for as equity and are only exercisable following the consummation of our initial business combination. We also note that footnote four to your denominator disclosure assumes the issuance of 833,334 public shares underlying the public rights. Please revise to consistently disclosure whether the rights are included or excluded from your calculations.

Response: We acknowledge the Staff’s comment and advise that the disclosure on page 74 has been revised to address the Staff’s comment.

Management, page 116

8. Please revise this section and the prospectus summary to clearly identify any SPACs and SPAC business combinations in which your management team has participated. In addition, for each SPAC involving members of your management team, clearly disclosure any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. If your management has not participated in any other SPACs or SPAC business combination, please revise to include an affirmative statement to that effect. Refer to Item 1604(a)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise that no member of Westin’s management has participated in any other SPACs or SPAC business combinations. In addition, the disclosure on pages 102 and 109 has been revised to address the Staff’s comment.

Conflict of Interest, page 120

9. We note your cross reference to a risk factor titled “Since our sponsor, officers, and directors, any other holder of our initial shares may lose their entire investment in us if our initial business combination is not completed...” However, no risk factor with this title appears in your risk factors section. Please revise or advise.

Response: We acknowledge the Staff’s comment and advise that the disclosure on page 42 has been revised to address the Staff’s comment.

General

10. We note disclosure appearing throughout your prospectus discussing the risks related to investing in companies that operate in China. However, disclosure in your prospectus summary indicates that you have no operations in China and that you will not complete an initial business combination with a company being based in or having the majority of their operations in Greater China. We also note that your officers and directors are residents of Singapore and Malaysia with no apparent ties to China. Please revise, wherever appropriate, to explain why the risks associated with investing in companies that are based in or that have the majority of their operations in China apply to your company.

Response: We acknowledge the Staff’s comment and advise that the disclosure on the cover page and pages throughout the registration statement has been revised to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson

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